Exhibit 99.1

ANNUAL INFORMATION FORM

The Toronto-Dominion Bank

Toronto-Dominion Centre

Toronto, Ontario, Canada

M5K 1A2

December 8, 2006

Documents Incorporated by Reference

Portions of the Annual Information Form (“AIF”) are disclosed in the Annual Report to Shareholders for the year ended October 31, 2006 (“Annual Report”) and are incorporated by reference into the AIF.

	Page Reference
	Annual	Incorporated by
	Information	Reference from the
	Form	Annual Report
CORPORATE STRUCTURE
Name, Address and Incorporation	1
Intercorporate Relationships		114-115

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	1	24-42

DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations		12-40, 105-106
TD Ameritrade Holding Corporation	3	38, 109
Competition	3
Intangible Properties		83
Economic Dependence		65, 102-103
Average Number of Employees	3
Lending		44-50, 59-60, 62-63
Reorganizations	3
Social and Environmental Policies		124
Risk Factors	3	56-66

DIVIDENDS
Dividends per Share for the Bank	4
Dividends per Share for TD Banknorth Inc.	5
Dividends for TD Ameritrade Holding Corporation	5
Dividend Policy and Restrictions for The Toronto-Dominion Bank		52, 88

CAPITAL STRUCTURE
Common Shares	5	88
Preferred Shares	5	86-88
Constraints	6
Ratings	7

MARKET FOR SECURITIES OF THE BANK
Market Listings	9
Trading Price and Volume	9
Prior Sales	10

DIRECTORS AND OFFICERS
Directors and Board Committees of the Bank	10	9-10
Audit Committee	12
Pre-Approval Policies and Shareholders’ Auditor Service Fees	13
Executive Officers of the Bank	14
Shareholdings of Directors and Executive Officers	15
Additional Disclosure for Directors and Executive Officers	16

LEGAL PROCEEDINGS	16

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	17

TRANSFER AGENTS AND REGISTRARS
Transfer Agent	17
Co-transfer Agent and Registrar	17
Shareholder Service Agent in Japan	17

INTERESTS OF EXPERTS
Names of Experts	17
Interests of Experts	18

ADDITIONAL INFORMATION	18

Unless otherwise specified, this AIF presents information as at October 31, 2006.

Caution regarding Forward-Looking Statements

From time to time, The Toronto-Dominion Bank (the “Bank”) makes written and oral forward-looking statements, including in this Annual Information Form, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2007 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2007 for each of our business segments are set out in the 2006 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2007”. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section of the 2006 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, please see the discussion starting on page 56 of the 2006 Annual Report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Toronto-Dominion Bank (the “Bank”) and its subsidiaries are collectively known as “TD Bank Financial Group”. The Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act of Canada (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank’s head office is located at Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario, M5K 1A2.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2006, the Bank was the third largest Canadian bank in terms of market capitalization. From 2003 to 2006, the Bank’s assets have grown on average 12.9% annually to a total of $392.9 billion at the end of fiscal 2006. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. For additional information on the Bank’s businesses, see pages 24 - 39 of the Annual Report.

On January 20, 2004, Meloche Monnex Inc., an affiliate of the Bank, announced the signing of an agreement to acquire the Canadian personal lines property and casualty operations (automobile and homeowners insurance) of Boston-based Liberty Mutual Group. Meloche Monnex is Canada's largest direct-response property and casualty insurer and one of the country's top three property and casualty insurers in personal lines, with a total of $1.7 billion in written premiums. The transaction closed in April 2004.

On March 1, 2005, the Bank completed the transaction to acquire a 51% stake in Banknorth Group, Inc. to create TD Banknorth. TD Banknorth is a U.S.-based personal, small business, and commercial banking business which offers a wide range of services including savings and chequing accounts, mortgages, credit cards, lines of credit, insurance, investment planning and wealth management services. TD Banknorth operates in eight northeastern states through, as of November 27, 2006, over 585 branches and 750 ATMs, also offering online banking services.

During March 2005, TD Banknorth completed a share repurchase of 15.3 million shares. As a result of this share repurchase, the Bank increased its ownership of TD Banknorth by 4.5% resulting in a 55.5% share ownership.

In 2005, the Bank restructured its global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities and concentrate resources on growing the more profitable areas of the business. As a result, the Bank recorded $43 million of restructuring costs in 2005. During 2006, the Bank recorded an additional $50 million of restructuring costs, consisting primarily of severance costs in relation to the restructuring of the global structured products business.

On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. The transaction resulted in a net dilution gain on sale of US$1.45 billion ($1.67 billion) after-tax during the year ($1.64 billion pre-tax). On acquisition, the Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value was approximately $3.7 billion and consisted primarily of intangibles (approximately $930 million) and goodwill. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (US$67 million) cash consideration, which consisted primarily of intangibles and goodwill.

On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (“Hudson”) for total consideration of approximately $2.2 billion (US$1.9 billion), consisting of cash consideration of $1,073 million (US$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million in 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank’s Consolidated Balance Sheet.

On February 22, 2006, the Bank announced that it had committed to purchase at least 15 million shares of TD Ameritrade by August 22, 2006 pursuant to one or more stock trading plans in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act (the “Act”) and that all purchases would be made in the open market, including through block trades, in compliance with Rule 10b-18 under the Act. Subsequently, the Bank acquired 44.4 million shares for $939.1 million (US$831.4 million), through open market purchases, which, together with TD Ameritrade’s share repurchase program, resulted in the Bank’s ownership interest in TD Ameritrade increasing from 32.5% to 39.8% as at October 31, 2006.

On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation (“Interchange”), for US$480.6 million cash consideration. The deal is expected to close in TD Banknorth’s first calendar quarter of 2007. Cash for the transaction will be financed primarily through TD Banknorth's sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for approximately US$405 million. Based on the Bank’s ownership interest as at October 31, 2006, the impact of this transaction is expected to bring the Bank’s percentage ownership of TD Banknorth to 59.3%.

Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (“VFC”), a leading provider of automotive purchase financing and consumer instalment loans. The acquisition of VFC’s issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs in the amounts of $256 million, $70 million and $2 million, respectively. The acquisition was accounted for by the purchase method. VFC’s results are reported in the Canadian Personal and Commercial Banking segment. The acquisition of VFC contributed $36 million of cash and cash equivalents, $435 million of loans, $64 million of identifiable intangibles, $6 million of other assets, $325 million of secured debt and $41 million of other liabilities to the Bank’s Consolidated Balance Sheet. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired has been allocated entirely to goodwill. VFC’s results for the period from acquisition to October 31, 2006 have been consolidated with the Bank’s results.

In 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (US$256 million) and the Bank acquired 1 million additional shares of TD Banknorth for $34 million (US$30 million) in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson transaction described above, the Bank began reinvesting in TD Banknorth’s dividend reinvestment program in November 2005 and, as at October 31, 2006, had acquired 4 million shares of TD Banknorth pursuant to the program. As at October 31, 2006, the Bank’s ownership interest in TD Banknorth was 57%, an increase from 55.5% as at October 31, 2005.

On September 14, 2006, the Bank announced an arrangement with Lillooet Limited (“Lillooet”), a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade common stock. The number of shares hedged and the hedge price was determined based on market conditions over a specified hedging establishment period. As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade as at October 31, 2006 and the Bank has also recognized the income of TD Ameritrade related to the .3% ownership of TD Ameritrade shares owned by Lillooet as at September 30, 2006.

At October 31, 2006, Lillooet owned 2.7% of the outstanding common shares of TD Ameritrade. At November 15, 2006, Lillooet owned 27 million shares of TD Ameritrade, representing 4.5% of the outstanding common shares of TD Ameritrade.

On November 20, 2006, the Bank announced its intention to acquire all of the outstanding common shares of TD Banknorth that it does not already own. The acquisition will be accounted for by the purchase method. The offer provides minority shareholders of TD Banknorth cash of US$32.33 per TD Banknorth share. Total consideration will be approximately $3.6 billion (US$3.2 billion). The offer is subject to approval by the regulators and the TD Banknorth shareholders, including an affirmative vote by the holders of majority of the outstanding common shares not held by the Bank or its affiliates, and, if approved, is expected to close by April 30, 2007. Upon completion of the going-private transaction, TD Banknorth would become a wholly-owned subsidiary of the Bank.

DESCRIPTION OF THE BUSINESS

TD Ameritrade Holding Corporation

TD Ameritrade Holding Corporation is a leading provider of securities brokerage services, with online brokerage representing the vast majority of its business. TD Ameritrade is a U.S. publicly-traded company and its common shares are listed on the NASDAQ. As of October 31, 2006, the Bank held a 39.8% interest in TD Ameritrade. Additional information concerning TD Ameritrade may be found on EDGAR at www.sec.gov/edgar.

Competition

The Bank is subject to intense competition in all aspects and areas of its business from banks and other domestic and foreign financial institutions and from non-financial institutions, including retail stores that maintain their own personal credit programs and governmental agencies that make available loans to certain borrowers. Competition has increased in recent years in many areas in which the Bank operates, in substantial part because other types of financial institutions and other entities have begun to engage in activities traditionally engaged in only by banks. Many of these competitors are not subject to regulation as extensive as that under the Bank Act and, thus, may have competitive advantages over the Bank in certain respects.

Average Number of Employees

In fiscal 2006, the Bank had an average number of employees of 51,147.

Reorganizations (within the last three years)

In January 2006, prior to the consummation of the transaction with Ameritrade described above, TD Waterhouse Group, Inc., also referred to as TD Waterhouse, conducted a reorganization in which it transferred its Canadian retail securities brokerage business and TD Waterhouse Bank, N.A. to the Bank such that at the time of the consummation of the Ameritrade share purchase, TD Waterhouse retained only its United States retail securities brokerage business.

Risk Factors

Financial services involves prudently taking risks in order to generate profitable growth. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in the businesses to ensure the Bank can meet its future growth objectives. The businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. The Bank responds by developing business and risk management strategies for the various business units taking into consideration the risks and business environment in which they operate.

Through its businesses and operations, the Bank is exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. These risks include: credit, market, operational, insurance, regulatory, legal, reputational and liquidity risk. This framework forms the foundation for the setting of appropriate risk oversight processes and the consistent communication and reporting of key risks that could have an impact on the achievement of the business objectives and strategies.

Industry and Bank-specific risks and uncertainties may impact materially on the Bank’s future results. Industry risks include general business and economic conditions in the regions in which the Bank conducts business, currency rates, monetary policies of the Bank of Canada and Federal Reserve System in the United States, level of competition, changes in laws and regulations, legal proceedings, accuracy and completeness of information on customers and counterparties and accounting policies and methods used by the Bank. Bank-specific risks include the Bank’s ability to adapt products and services to evolving industry standards, its ability to successfully complete and integrate acquisitions and execute strategic plans, its ability to attract and retain key executives and the disruption of key components of the Bank’s business infrastructure.

Further explanation of the types of risks cited above and the ways in which the Bank manages them can be found in the Management Discussion and Analysis on pages 56 - 66 of the Annual Report, which are incorporated by reference. The Bank cautions that the preceding discussion of risks is not exhaustive. When considering whether to purchase securities of the Bank, investors and others should carefully consider these factors as well as other uncertainties, potential events and industry- and Bank-specific factors that may adversely impact the Bank’s future results.

DIVIDENDS

Dividends per Share for the Bank
(October 31st year-end)

	2006	2005	2004
Common Shares	$1.78	$1.58	$1.36

Preferred Shares

Series H	-	-	$0.90[1]
Series I	$0.03[2]	$0.04	$0.04
Series J	-	$1.28	$1.28
Series M	$1.18	$1.18	$1.18
Series N	$1.15	$1.15	$1.15
Series O	$1.21[3]	-	-

On May 3, 2004, the Bank redeemed all its 9,000,000 outstanding Class A First Preferred Shares, Series H.

On October 31, 2005, the Bank redeemed all its 16,383,935 outstanding Class A First Preferred Shares, Series J.

On November 1, 2005, the Bank issued 17,000,000 Class A First Preferred Shares, Series O.

On July 31, 2006, the Bank redeemed all its 16,065 outstanding Class A First Preferred Shares, Series I.

1This represents the amount of cash dividends declared per share between November 1, 2003 and May 3, 2004.
2 This represents the amount of cash dividends declared per share between November 1, 2005 and July 31, 2006.
3 This represents the amount of cash dividends declared per share between November 1, 2005 and October 31, 2006.

Dividends per Share for TD Banknorth Inc.
(December 31st year-end)

	YTD 2006	2005	2004	2003
Common Shares	US$0.88	US$0.86	US$0.79	US$0.70

As reported in TD Banknorth Inc.’s most recently filed 10-K for the year-ended December 31, 2005, it has historically paid quarterly dividends on its common stock and currently intends to continue to do so in the foreseeable future. TD Banknorth’s ability to pay dividends depends on a number of factors, however, including restrictions on the ability of its subsidiary bank, TD Banknorth, N.A., to pay dividends under U.S. laws and regulations. In addition, TD Banknorth and TD Banknorth, N.A. must maintain certain capital levels, which may restrict the ability of each institution to pay dividends. More information on TD Banknorth’s dividend history is available on their website at www.tdbanknorth.com/investorrelations.

Dividends for TD Ameritrade Holding Corporation
(September 30th year-end)

TD Ameritrade Holding Corporation has historically not declared or paid regular cash dividends on its common stock. In connection with its acquisition of TD Waterhouse in January 2006, TD Ameritrade declared and paid a special cash dividend of US$6.00 per share.  As reported in its most recently filed 10-K for the year-ended September 30, 2005, TD Ameritrade currently intends to retain all of its earnings, if any, for use in its business and does not anticipate paying any other cash dividends in the foreseeable future. TD Ameritrade’s credit agreement prohibits the payment of cash dividends. The payment of any future dividends will be at the discretion of TD Ameritrade’s Board of Directors, subject to the provisions of the credit agreement, and will depend upon a number of factors, including future earnings, the success of TD Ameritrade’s business activities, capital requirements, the general financial condition and future prospects of its business, general business conditions and such other factors as the company’s Board of Directors may deem relevant.

CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such shares.

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Bank, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of the preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

Preferred Shares

The Class A First Preferred Shares (the “Preferred Shares”) of the Bank may be issued from time to time, in one or more series, with such rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine.

The Preferred Shares rank prior to the common shares and to any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank. Each series of Preferred Shares ranks on a parity with every other series of Preferred Shares.

Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Preferred Shares, create any class of shares ranking prior to or on a parity with the Preferred Shares.

Approval of amendments to the provisions of the Preferred Shares as a class may be given in writing by the holders of all the outstanding Preferred Shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the then outstanding Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

In the event of the liquidation, dissolution or winding-up of the Bank, before any amounts shall be paid to or any assets distributed among the holders of the common shares or shares of any other class of the Bank ranking junior to the Preferred Shares, the holder of a Preferred Share of a series shall be entitled to receive to the extent provided for with respect to such Preferred Shares by the conditions attaching to such series: (i) an amount equal to the amount paid up thereon; (ii) such premium, if any, as has been provided for with respect to the Preferred Shares of such series; and (iii) all unpaid cumulative dividends, if any, on such Preferred Shares and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank. Each series of Preferred Shares ranks equally with every other series of Preferred Shares.

There are no voting rights attaching to the Preferred Shares except to the extent provided for by any series or by the Bank Act.

The Bank may not, without the prior approval of the holders of the Preferred Shares, create or issue (i) any shares ranking in priority to or on a parity with the Preferred Shares; or (ii) any additional series of Preferred Shares unless at the date of such creation or issuance all cumulative dividends and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of Preferred Shares then issued and outstanding.

Constraints

There are no constraints imposed on the ownership of securities of the Bank to ensure that the Bank has a required level of Canadian ownership. However, the Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. For example, no person shall be a major shareholder of a bank if the bank has equity of $5 billion or more. A person is a major shareholder of a bank where: (i) the aggregate of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

Ratings

	Dominion Bond Rating Service	Moody’s Investors Service	Standard & Poor’s	Fitch Ratings
Long Term Debt (deposits)	AA	Aa3	A+	AA -
Subordinated Debt	AA (low)	A1	A	A +
Short Term Debt (deposits)	R-1 (high)	P-1	A-1	F-1+
Preferred Shares	Pfd-1	A2	P-1 (low)	-

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. The credit ratings assigned to securities may not reflect the potential impact of all risks on the value of the securities. A rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.

Dominion Bond Rating Service

The DBRS debt rating scale is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner.

Long-term debt rated AA is of superior credit quality, and protection of interest and principal is considered high. In many cases they differ from long-term debt rated AAA only to a small degree. Given the extremely restrictive definition DBRS has for the AAA category, entities rated AA are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The AAA and D categories do not utilize "high", "middle", and "low" as differential grades.

Short-term debt rated R-1 (high) is of the highest credit quality, and indicates an entity possessing unquestioned ability to repay current liabilities as they fall due. Entities rated in this category normally maintain strong liquidity positions, conservative debt levels, and profitability that is both stable and above average. Companies achieving an R-1 (high) rating are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results, and no substantial qualifying negative factors. Given the extremely tough definition DBRS has established for an R-1 (high), few entities are strong enough to achieve this rating.

Preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. Pfd-1 securities generally correspond with companies whose senior bonds are rated in the AAA or AA categories. As is the case with all rating categories, the relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity. However, there are cases where the preferred share rating could be lower than the normal relationship with the issuer's senior debt rating. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the middle of the category.

Moody’s Investors Service

Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Obligations rated A are considered upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.

The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Issuers rated Prime-1 (P-1) have a superior ability to repay short-term debt obligations.

Standard & Poor’s

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated.

A long-term obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

The Standard & Poor's Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years. P-1(Low) corresponds to A-.

Fitch Ratings

Fitch's credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. The modifiers "+" or "-- " may be appended to a rating to denote relative status within major rating categories.

Long-term rating of ‘AA’: Very high credit quality, denotes expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

Long term rating of ‘A’: High credit quality, denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Short-term rating of ‘F1’: Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

MARKET FOR SECURITIES OF THE BANK

Market Listings

The Bank’s common shares are listed on:

1.	the Toronto Stock Exchange;
2.	the New York Stock Exchange; and
3.	the Tokyo Stock Exchange.

The Bank’s preferred shares are listed on the Toronto Stock Exchange.

Trading Price and Volume

Trading price and volume of the Bank’s securities:

TORONTO STOCK EXCHANGE
Preferred Shares
	Common Shares	Series M	Series N	Series O
November 2005 High Price ($) Low Price ($) Volume (’000)	62.79 55.48 31,023	27.90 27.55 101	28.50 27.55 105	25.74 24.80 1,699
December High Price ($) Low Price ($) Volume (’000)	61.78 58.45 28,969	28.32 27.86 230	28.24 27.92 54	26.23 25.61 575
January 2006 High Price ($) Low Price ($) Volume (’000)	62.67 60.20 26,931	28.21 27.68 1,203	28.24 27.50 908	26.19 25.61 771
February High Price ($) Low Price ($) Volume (’000)	65.92 60.40 29,892	28.18 27.36 109	27.98 27.71 112	26.10 25.20 347
March High Price ($) Low Price ($) Volume (’000)	66.85 64.51 38,644	28.14 27.30 272	28.13 27.65 279	26.16 25.70 562
April High Price ($) Low Price ($) Volume (’000)	65.35 62.37 25,604	28.03 27.56 592	28.02 27.16 133	26.04 25.07 519
May High Price ($) Low Price ($) Volume (’000)	63.85 59.30 35,212	28.00 27.70 91	27.99 27.05 140	25.50 25.10 529
June High Price ($) Low Price ($) Volume (’000)	60.60 55.62 39,874	28.43 27.81 446	27.55 27.26 25	25.68 25.36 444
July High Price ($) Low Price ($) Volume (’000)	60.10 56.00 27,713	27.71 26.65 600	27.49 26.90 89	25.65 25.00 354

TORONTO STOCK EXCHANGE
Preferred Shares
Common Shares	Series M	Series N	Series O
August High Price ($) Low Price ($) Volume (’000)	65.25 57.50 34,780	27.93 27.25 86	27.40 27.02 33	26.10 25.20 461
September High Price ($) Low Price ($) Volume (’000)	66.93 62.88 39,432	27.83 27.36 98	27.74 27.36 157	26.39 25.73 869
October High Price ($) Low Price ($) Volume (’000)	67.68 62.80 36,668	27.75 27.10 467	27.51 27.20 131	26.19 25.80 361

Prior Sales

In the most recently completed financial year, the Bank did not issue any shares that are not listed or quoted on a marketplace. The following chart sets out all of the issuances of subordinated debentures of the Bank during the most recently completed financial year:

Date Issued	Issue Price per $1,000 Principal Amount of Debentures	Aggregate Principal Amount
November 1, 2005	$999.46	$800,000,000
January 16, 2006	$1,000.00	$1,000,000,000
April 28, 2006	$1,000.00	$500,000,000

DIRECTORS AND OFFICERS

Directors and Board Committees of the Bank

The following table sets forth the directors of the Bank as at November 1, 2006, their present principal occupation and business and the date each became a director of the Bank.

Director Name Principal Occupation	Director Since
William E. Bennett Corporate Director and retired President and Chief Executive Officer, Draper & Kramer, Inc.	May 2004
Hugh J. Bolton Chair of the Board, EPCOR Utilities Inc. (integrated energy company)	April 2003
John L. Bragg Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited (food manufacturers)	October 2004
W. Edmund Clark President and Chief Executive Officer, The Toronto-Dominion Bank	August 2000

Director Name Principal Occupation	Director Since
Wendy K. Dobson Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto	October 1990
Darren Entwistle President and Chief Executive Officer, TELUS Corporation (telecommunications company)	November 2001
Donna M. Hayes Publisher and Chief Executive Officer, Harlequin Enterprises Limited (global publishing company)	January 2004
Henry H. Ketcham Chairman of the Board, President and Chief Executive Officer, West Fraser Timber Co. Ltd. (integrated forest products company)	January 1999
Pierre H. Lessard President and Chief Executive Officer, METRO INC. (food retailer and distributor)	October 1997
Harold H. MacKay Counsel, MacPherson Leslie & Tyerman LLP (law firm)	November 2004
Brian F. MacNeill Chairman of the Board, Petro-Canada (integrated oil and gas company)	August 1994
Irene R. Miller Chief Executive Officer, Akim, Inc. (investment management and consulting firm)	May 2006
Roger Phillips Corporate Director and retired President and Chief Executive Officer, IPSCO Inc.	February 1994
Wilbur J. Prezzano Corporate Director and retired Vice Chairman, Eastman Kodak Company	April 2003
William J. Ryan
Vice Chair and Group Head,
U.S. Personal and Commercial Banking,
The Toronto-Dominion Bank and
Chairman and Chief Executive Officer[1],
TD Banknorth Inc.
(banking and financial services holding company)
March 2005

Director Name Principal Occupation	Director Since
Helen K. Sinclair Chief Executive Officer, BankWorks Trading Inc. (satellite communications company)	June 1996
John M. Thompson Chairman of the Board, The Toronto-Dominion Bank	August 1988

1 On March 1, 2007, Mr. Bharat Masrani, currently President of TD Banknorth Inc., will assume the role of CEO of TD Banknorth Inc. Mr. Ryan will continue in his role as Chairman of the Board.

Except as hereinafter disclosed, all directors have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Until December 20, 2002 when Mr. Clark became the President and Chief Executive Officer of the Bank, he was the President and Chief Operating Officer of the Bank. Mr. Roger Phillips retired as President and Chief Executive Officer of IPSCO Inc. in January 2002. Until September 2006, Mr. Ryan was also the President of TD Banknorth Inc. Mr. John M. Thompson was the Vice Chairman of the Board of IBM Corporation from August 2000 until his retirement in September 2002. Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for March 29, 2007. Information concerning the nominees proposed by management for election as directors at the meeting will be contained in the proxy circular of the Bank in respect of the meeting.

Audit Committee

The Audit Committee of the Board of Directors of the Bank operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF. As at December 8, 2006, the members of the Committee were: Hugh J. Bolton (chair), William E. Bennett, John L. Bragg, Donna M. Hayes, Irene R. Miller and Helen K. Sinclair. Each of the Committee members is independent under the Bank’s Director Independence Policy (a copy of which is available on the Bank’s website at www.td.com) and the corporate governance guidelines of the Canadian Securities Administrators, and financially literate under the Committee’s charter. The members of the Bank’s Audit Committee bring significant skill and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that there is at least one audit committee member who has the attributes of an audit committee financial expert. Hugh Bolton, Chair of the Bank’s Audit Committee, is an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act and is independent under the applicable listing standards of the New York Stock Exchange. The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Bolton nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or Board. The following sets out the education and experience of each director relevant to the performance of his or her duties as a member of the Committee:

William E. Bennett is a Corporate Director. He is a current member of the audit committee of TD Banknorth. Mr. Bennett is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Previously, he served as Executive Vice President and Chief Credit Officer of First Chicago Corp. and its principal subsidiary, the First National Bank of Chicago. He holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Hugh J. Bolton is Chair of the Bank’s Audit Committee. Mr. Bolton holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton has over 40 years of experience in the accounting industry, including as a former partner, Chairman and Chief Executive Officer of Coopers & Lybrand Canada, Chartered Accountants. He remains a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants and has significant experience with accounting and auditing issues relating to financial service institutions such as the Bank. As stated above, Mr. Bolton is the Bank’s Audit Committee financial expert.

John L. Bragg is President and Founder of Oxford Frozen Foods Limited and the owner and founder of Bragg Communications Inc. Mr. Bragg holds a Bachelor of Commerce degree and a Bachelor of Education degree from Mount Allison University.

Donna M. Hayes is the Publisher and Chief Executive Officer of Harlequin Enterprises Limited and is a member of its Board of Directors and the boards of a number of associated companies. Ms. Hayes holds an undergraduate degree from McGill University and has completed the professional publishing course at Stanford University and the executive management program at the Richard Ivey School at The University of Western Ontario.

Irene R. Miller is the Chief Executive Officer of Akim, Inc. Until June 1997 Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Prior to that, she held senior investment banking and corporate finance positions with Morgan Stanley & Co., and Rothschild Inc., respectively. During the past ten years, Ms. Miller has chaired the audit committees of the boards of Oakley, Inc., The Body Shop International plc and Benckiser N.V. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

Helen K. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc. and is a member of its Board of Directors. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

The Committee charter requires all members to be financially literate or be willing and able to acquire the necessary knowledge quickly. “Financially literate” means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements. The Bank believes all of the current members of the Committee are financially literate.

In addition, the Committee charter contains independence requirements applicable to each member and each member currently meets those requirements. Specifically, the charter provides that no member of the Committee may be an officer or retired officer of the Bank and every member shall be independent of the Bank within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any non-audit service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. The policy provides for the annual pre-approval of specific types of services, together with the maximum amount of the fees that may be paid for such services, pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval. All other services and the associated fees must also be specifically pre-approved by the Audit Committee as they arise throughout the year. In making its determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance and whether the provision of the services would place the auditor in a position to audit its own work, result in the auditor acting in the role of the Bank’s management or place the auditor in an advocacy role on behalf of the Bank. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries. Four times a year, the Bank’s Chief Financial Officer makes a presentation to the Audit Committee detailing the services performed by the Bank’s auditor on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.

Ernst & Young LLP became the Bank’s sole auditor beginning with fiscal 2006. Fees paid to Ernst & Young LLP for the past three fiscal years are detailed in the Table below. PricewaterhouseCoopers LLP also served jointly with Ernst & Young LLP as one of the Bank’s auditing firms for fiscal 2005 and 2004 and resigned as auditor of the Bank effective January 23, 2006. From November 1, 2005 to January 23, 2006, total fees paid to PricewaterhouseCoopers LLP were $1.5 million (2005 - $12.6 million, 2004 - $11.3 million).

	FEES PAID TO THE BANK’S AUDITOR (Ernst & Young LLP)
(thousands of Canadian dollars)	2006	2005	2004
Audit fees	$16,343	$6,879	$5,609
Audit related fees	1,072	1,339	3,658
Tax fees	519	998	644
All other fees	276	571	987
Total	$18,210	$9,787	$10,898

Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements or other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements. Audit related fees are fees for assurance and related services that are performed by the Bank’s auditor. These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, application and general control reviews, attest services not required by statute or regulation and interpretation of financial accounting and reporting standards. Tax fees comprise: tax compliance generally involving the preparation of original and amended tax returns and claims for refund; tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers and acquisitions; and tax planning, including expatriate and domestic tax services and transfer pricing matters. All other fees include fees for insolvency and viability matters either paid by the Bank or by third parties, commencing in 2006, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties to Ernst & Young LLP is $.04 million (2005 - $.4 million; 2004 - $.8 million). Also included in this category are fees for audits of charitable organizations, section 5970/SAS 70 reports on control procedures at a service organization, audit services for certain special purpose entities administered by the Bank, and for 2005 and 2004, mutual fund audits (in 2006 limited to audits of SEC-registered funds).

Executive Officers of the Bank

As at November 1, 2006, the following individuals were executive officers of the Bank:

Executive Officer Name	Principal Occupation	Municipality of Residence
W. Edmund Clark	President and Chief Executive Officer, TD Bank Financial Group	North York, Ontario, Canada

Robert E. Dorrance	Group Head Wholesale Banking, President, Chairman and Chief Executive Officer, Chief Trading Officer and Ultimate Designated Person, TD Securities and Vice Chair, TD Bank Financial Group	Toronto, Ontario, Canada

Bernard T. Dorval	Group Head Business Banking & Insurance and Co-Chair, TD Canada Trust	Toronto, Ontario, Canada

Executive Officer Name	Principal Occupation	Municipality of Residence
William H. Hatanaka	Group Head Wealth Management and Chairman and Chief Executive Officer, TD Waterhouse Canada	Toronto, Ontario, Canada

Timothy D. Hockey	Group Head Personal Banking and Co-Chair, TD Canada Trust	Mississauga, Ontario, Canada

Colleen M. Johnston	Executive Vice President and Chief Financial Officer, TD Bank Financial Group	Toronto, Ontario, Canada

Robert F. MacLellan	Chairman, TD Asset Management President, TD Capital TD Investments and Executive Vice President and Chief Investment Officer, TD Bank Financial Group	Toronto, Ontario, Canada

Bharat B. Masrani	President, TD Banknorth Inc. and Vice Chair, TD Bank Financial Group	Falmouth, Maine, U.S.A.

Frank J. McKenna	Deputy Chair, TD Bank Financial Group	Toronto, Ontario, Canada

William J. Ryan	Group Head U.S. Personal and Commercial Banking, Chairman and Chief Executive Officer[1], TD Banknorth Inc. and Vice Chair, TD Bank Financial Group	Falmouth, Maine, U.S.A.

Fredric J. Tomczyk	Vice Chair, Corporate Operations, TD Bank Financial Group	Toronto, Ontario, Canada

1On March 1, 2007, Mr. Bharat Masrani, currently President of TD Banknorth Inc., will assume the role of CEO of TD Banknorth Inc. Mr. Ryan will continue in his role as Chairman of the Board.

Except as hereinafter disclosed, all executive officers have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Prior to May 2006, Mr. McKenna was the Canadian Ambassador to the United States; and from 1997 until 2005, he held the position of Counsel to McInnes Cooper. Prior to joining the Bank in February 2004, Ms. Colleen Johnston was the Managing Director and Chief Financial Officer of Scotia Capital Inc. Prior to joining the Bank in January 2003, Mr. William Hatanaka held the position of Chief Operating Officer, RBC Wealth Management and Co-President, RBC Dominion Securities Royal Bank of Canada. Mr. William J. Ryan joined the Bank in March 2005 with the acquisition of 51% of TD Banknorth. From 1990 until September 2006, Mr. Ryan was also the President of TD Banknorth Inc.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at November 24, 2006, the directors and executive officers of the Bank as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 687,223 of the Bank’s common shares and an aggregate of 1,232,625 of TD Banknorth’s common shares representing 0.096% of the Bank’s issued and outstanding common shares and 0.540% of TD Banknorth’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, the Bank confirms that, as at December 8, 2006:

(i)	in the last ten years, no director or executive officer of the Bank is or has been a director or officer of a company (including the Bank) that, while that person was acting in that capacity:

(a)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, except Mr. Pierre Lessard who was a director of CINAR Corporation at the time its shares were suspended from trading on the Toronto Stock Exchange for more than 30 consecutive days and were delisted from the Toronto Stock Exchange and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except Mr. Frank McKenna who ceased to be a director of AlphaNet Telecom Inc. within twelve months prior to AlphaNet Telecom Inc. filing an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada) in February 1999;

(ii)
in the last ten years, no director or executive officer of the Bank has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(iii)
no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS

The Bank, its subsidiaries and TD Ameritrade are involved in various legal actions in the ordinary course of business, many of which, in the case of the Bank, are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2005, the Bank agreed to settle the bankruptcy court claims in this matter for approximately $145 million (US$130 million). Payment of this settlement was made during 2006. As at October 31, 2006, the total contingent litigation reserve for Enron-related claims was approximately $464 million (US$413 million). It is possible that additional reserves above current level could be required.

Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Bank confirms that, as at December 8, 2006 there were no directors or executive officers of the Bank or any associate or affiliate of a director or executive officer of the Bank with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Bank.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

(800) 387-0825
(416) 643-5500
www.cibcmellon.com or inquiries@cibcmellon.com

Co-transfer Agent and Registrar

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey
07606

or

480 Washington Boulevard
Jersey City, New Jersey
07310

(866) 233-4836
(201) 680-6578
www.melloninvestor.com

Shareholder Service Agent in Japan

Mizuho Trust & Banking Co., Ltd.
1-17-7, Saga, Koto-ku
Tokyo, Japan
135-8722

INTERESTS OF EXPERTS

Names of Experts

The Consolidated Financial Statements of the Bank for the year ended October 31, 2006 included in the Bank’s Annual Report filed under National Instrument 51-102 - Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP.

Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Reports to Shareholders - Report on Financial Statements and Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Ernst & Young LLP is also independent with respect to the Bank within the meaning of the United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and Rule 3600T of the Public Company Accounting Oversight Board, which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

Further, the proxy statement/prospectus relating to the Bank’s acquisition of VFC Inc., filed under NI 51-102, describes or includes: the audit report of Ernst & Young LLP and PricewaterhouseCoopers LLP covering the consolidated financial statements of the Bank for the year ended October 31, 2005; and a legal opinion of McCarthy Tétrault LLP.

Interests of Experts

To the best of our knowledge, at the relevant time, the respective partners, counsel and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of any class of security issued by the Bank or any of its affiliates.

As of December 8, 2006, no executive officer or director of the Bank is a partner, counsel or associate of McCarthy Tétrault LLP. Nor, as of December 8, 2006, to the best of our knowledge, does the Bank expect to elect, appoint or employ as a director or executive officer of the Bank any partner, counsel or associate of McCarthy Tétrault LLP.

From time to time, at the Bank’s request, law firms provide lawyers and law students for secondment to groups in the Bank’s head office and business units.

ADDITIONAL INFORMATION

Additional information concerning the Bank may be found on SEDAR at www.sedar.com. The Bank will provide to any person or company upon request to the Secretary of the Bank at the head office of the Bank: (a) when the securities of the Bank are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a proposed distribution of its securities, (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form, (ii) one copy of the comparative financial statements of the Bank for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and one copy of the most recent interim financial statements of the Bank, if any, filed for any period after the end of its most recently completed financial year, (iii) one copy of the proxy circular of the Bank in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or (b) at any other time, one copy of any documents referred to in (a)(i), (ii) and (iii) above, provided the Bank may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Bank.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank’s securities, options to purchase securities and interests of insiders in material transactions, in each case if applicable, is contained in the Bank’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which at the date hereof, was the year ended October 31, 2006. The Bank’s comparative financial statements and management’s discussion and analysis for the year ended October 31, 2006 are contained in the Annual Report.

AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF THE TORONTO-DOMINION BANK

CHARTER

~ ~ Supervising the Quality and Integrity of the Bank's Financial Reporting ~ ~

Our Main Responsibilities:

•    overseeing reliable, accurate and clear financial reporting to shareholders

•    overseeing internal controls - the necessary checks and balances must be in place

•    directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor - the shareholders’ auditor reports directly to the Committee

•    listening to the shareholders’ auditor, internal auditor and the chief compliance officer, and evaluating the effectiveness and independence of each

•    overseeing the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies

•    acting as the audit committee and conduct review committee for certain subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies;

•    receiving reports on and approving, if appropriate, certain transactions with related parties

Independence is Key:

•    our Committee is composed entirely of independent directors

•    we meet regularly without management present

•    we have the authority to engage independent advisors, paid for by the Bank, to help us make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Bank

Composition and Independence, Financial Literacy and Authority

The Committee shall be composed of members of the Board of Directors in such number as is determined by the Board with regard to the by-laws of the Bank, applicable laws, rules and regulations and any other relevant consideration, subject to a minimum requirement of three directors.

In this charter, “Bank” means The Toronto-Dominion Bank on a consolidated basis, except in certain circumstances where “Bank” does not include publicly-traded entities in which The Toronto-Dominion Bank has a controlling interest or substantial investment. Because such publicly-traded entities have their own independent board and committee oversight structure and internal management functions, the Audit Committee reviews materials of relevance to it with respect to such publicly-traded entities, as provided by management or as requested by the Committee.

To facilitate open communication between the Audit Committee and the Risk Committee, the Chair of the Audit Committee shall either be a member of the Risk Committee or be entitled to receive notice of and attend as an observer each meeting of the Risk Committee and to receive the materials for each meeting of the Risk Committee. The Chair of the Risk Committee shall either be a member of the Audit Committee or be entitled to receive notice of and attend as an observer each meeting of the Audit Committee and to receive the materials for each meeting of the Audit Committee.

No member of the Committee may be an officer or retired officer of the Bank. Every member of the Committee shall be independent of the Bank within the meaning of all applicable laws, rules and regulations including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy.

The members of the Committee shall be appointed by the Board and shall serve until their successors are duly appointed. A Chair will be appointed by the Board upon recommendation of the Corporate Governance Committee, failing which the members of the Committee may designate a Chair by majority vote. The Committee may from time to time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder.

In addition to the qualities set out in the Position Description for Directors, all members of the Committee should be financially literate or be willing and able to acquire the necessary knowledge quickly. Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements. At least one member of the Committee shall have a background in accounting or related financial management experience which would include any experience or background which results in the individual's financial sophistication, including being or having been an auditor, a Chief Executive Officer or other senior officer with financial oversight responsibilities.

In fulfilling the responsibilities set out in this Charter, the Committee has the authority to conduct any investigation and access any officer, employee or agent of the Bank appropriate to fulfilling its responsibilities, including the shareholders’ auditor. The Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and may retain and determine the compensation to be paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking Board approval.

Committee members will enhance their familiarity with financial, accounting and other areas relevant to their responsibilities by participating in educational sessions or other opportunities for development.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet with the shareholders’ auditor and management quarterly to review the Bank’s financial statements consistent with the section entitled “Financial Reporting” below. The Committee shall dedicate a portion of each of its regularly scheduled quarterly meetings to meeting separately with each of the Chief Financial Officer, the Chief Auditor and the shareholders’ auditor and to meeting on its own without members of management or the shareholders’ auditor. Annually, the Committee shall meet jointly with the Risk Committee and the Office of the Superintendent of Financial Institutions (“OSFI”) to review and discuss the results of OSFI’s annual supervisory examination of the Bank.

Specific Duties and Responsibilities

Financial Reporting

The Committee shall be responsible for the oversight of reliable, accurate and clear financial reporting to shareholders, including reviewing the Bank’s annual and interim financial statements and management’s discussion and analysis, prior to approval by the Board and release to the public, and reviewing, as appropriate, releases to the public of significant material non-public financial information of the Bank. Such review of the financial reports of the Bank shall include, where appropriate but at least annually discussion with management and the shareholders’ auditor of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

The Committee shall review earnings press releases and satisfy itself that adequate procedures are in place for the review of the Bank’s public disclosure of financial information extracted or derived from the Bank’s financial statements, other than the public disclosure in the Bank’s annual and interim financial statements and MD&A, and must periodically assess the adequacy of those procedures.

Financial Reporting Process

The Committee shall support the Board in its oversight of the financial reporting process of the Bank including:

•    working with management, the shareholders’ auditor and the internal audit department to review the integrity of the Bank’s financial reporting processes;

•    reviewing the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements and other disclosure documents as required;

•    considering the key accounting policies of the Bank and key estimates and judgments of management and discussing such matters with management and/or the shareholders’ auditor;

•    keeping abreast of trends and best practices in financial reporting including considering, as they arise, topical issues such as the use of variable interest entities and off-balance sheet reporting, and their application to the Bank;

•    reviewing with the shareholders’ auditor and management significant accounting principles and policies and all critical accounting policies and practices used and any significant audit adjustments made;

•    considering and approving, if appropriate, major changes to the Bank’s accounting and financial reporting and policies as suggested by the shareholders’ auditor, management, or the internal audit department; and

•    establishing regular systems of reporting to the Committee by each of management, the shareholders’ auditor and the internal audit department regarding any significant judgments made in management’s preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information.

The Audit Committee’s Role in
the Financial Reporting Process

The shareholders’ auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial information. Management of the Bank is responsible for the preparation, presentation and integrity of the Bank’s financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The Audit Committee oversees the financial reporting process at the Bank and receives quarterly reporting regarding the process undertaken by management and the results of the review by the shareholders’ auditor. It is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Bank’s financial statements are complete, accurate and in accordance with GAAP.

Internal Controls

The Committee shall be responsible for overseeing the establishment and maintenance of internal controls of the Bank, including:

•    requiring management to implement and maintain appropriate systems of internal controls (including controls related to the prevention, identification and detection of fraud), and that also comply with applicable laws, regulations and guidance, including section 404 of the U.S. Sarbanes-Oxley Act;

•    meeting with management, the Chief Auditor and the shareholders’ auditor to assess the adequacy and effectiveness of the Bank’s internal controls, including controls related to the prevention, identification and detection of fraud;

•    receiving reports from the Risk Committee as considered necessary or desirable with respect to any issues relating to internal control procedures considered by that Committee in the course of undertaking its responsibilities; and

•    reviewing reporting by the Bank to its shareholders regarding internal control over financial reporting.

Internal Audit Division

The Committee shall oversee the internal audit division of the Bank, including reviewing and approving the mandates of the internal audit division and the Chief Auditor at least annually. The Committee shall satisfy itself that the internal audit division has adequate resources and independence to perform its responsibilities. In addition, the Committee shall:

•    review and approve the annual audit plan and any significant changes thereto;

•    confirm the appointment and dismissal of the Chief Auditor of the Bank;

•    at least annually assess the effectiveness of the internal audit division;

•    review regular reports prepared by the Chief Auditor together with management's response and follow-up on outstanding issues, as necessary;

•    provide a forum for the Chief Auditor to raise any internal audit issues or issues with respect to the relationship and interaction between the internal audit division, management, the shareholders’ auditor and/or regulators; and

•    review reports from the Chief Auditor regarding examinations of the Bank conducted by OSFI, and follow-up with management on the status of recommendations and suggestions, as appropriate.

Oversight of Shareholders’ Auditor

The Committee shall review and evaluate the performance, qualifications and independence of the shareholders’ auditor including the lead partners and annually make recommendations to the Board and shareholders regarding the nomination of the shareholders’ auditor for appointment by the shareholders. The Committee shall also make recommendations regarding remuneration and, if appropriate, termination of the shareholders’ auditor. The shareholders’ auditor shall be accountable to the Committee and the entire Board, as representatives of the shareholders, for its review of the financial statements and controls of the Bank. In addition, the Committee shall:

•    review and approve the annual audit plans and engagement letters of the shareholders’ auditor;

•    review the shareholders’ auditor’s processes for assuring the quality of their audit services including any matters that may affect the audit firm’s ability to serve as shareholders’ auditor;

•    discuss those matters that are required to be communicated by the shareholders’ auditor to the Committee in accordance with the standards established by the Canadian Institute of Chartered Accountants, as such matters are applicable to the Bank from time to time;

•    review with the shareholders’ auditor any issues that may be brought forward by it, including any audit problems or difficulties, such as restrictions on its audit activities or access to requested information, and management’s responses;

•    review with the shareholders’ auditor concerns, if any, about the quality, not just acceptability, of the Bank's accounting principles as applied in its financial reporting; and

•    provide a forum for management and the internal and/or shareholders’ auditor to raise issues regarding their relationship and interaction. To the extent disagreements regarding financial reporting are not resolved, be responsible for the resolution of such disagreements between management and the internal and/or shareholders’ auditor.

Independence of Shareholders’ Auditor

The Committee shall monitor and assess the independence of the shareholders’ auditor through various mechanisms, including:

•    reviewing and approving (or recommending to the Board for approval) the audit fees and other significant compensation to be paid to the shareholders’ auditor and reviewing, approving and monitoring the policy for the provision of non-audit services to be performed by the shareholders’ auditor, including the pre-approval of such non-audit services in accordance with the policy;

•    receiving from the shareholders’ auditor, on a periodic basis, a formal written statement delineating all relationships between the shareholders’ auditor and the Bank consistent with the rules of professional conduct of the Canadian provincial chartered accountants institutes or other regulatory bodies, as applicable;

•    reviewing and discussing with the Board, annually and otherwise as necessary, and the shareholders’ auditor, any relationships or services between the shareholders’ auditor and the Bank or any factors that may impact the objectivity and independence of the shareholders’ auditor;

•    reviewing, approving and monitoring policies and procedures for the employment of past or present partners, or employees of the shareholders’ auditor as required by applicable laws; and

•    reviewing, approving and monitoring other policies put in place to facilitate auditor independence, such as the rotation of members of the audit engagement team, as applicable.

Conduct Review and Related Party Transactions

The Committee shall be responsible for conduct review and oversight of related party transactions (except the approval of Bank officer related party credit facilities which are reviewed by the Management Resources Committee and the approval of Bank director related party credit facilities which are reviewed by the Risk Committee, as required), including satisfying itself that procedures and practices are established by management as required by the Bank Act (Canada) relating to conduct review and related party transactions and monitoring compliance with those procedures and their effectiveness from time to time.

Business Conduct and Ethical Behaviour

The Committee shall monitor compliance with policies in respect of ethical personal and business conduct, including the Bank’s Disclosure of Information and Complaint Procedures and the Bank’s Code of Conduct and Ethics and the conflicts of interest procedures included therein, including approving, where appropriate, any waiver from the Bank’s Code of Conduct and Ethics to be granted for the benefit of any director or executive officer of the Bank.

Compliance

The Committee shall oversee the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

•    reviewing with management the Bank’s compliance with applicable regulatory requirements and the legislative compliance management processes;

•    establishing procedures in accordance with regulatory requirements for the receipt, retention and treatment of complaints received by the Bank on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;

•    reviewing professional pronouncements and changes to key regulatory requirements relating to accounting rules to the extent it applies to the financial reporting process of the Bank; and

•    reviewing with the Bank’s general counsel any legal matter arising from litigation, asserted claims or regulatory noncompliance that could have a material impact on the Bank’s financial condition.

Compliance Department

The Committee shall oversee the Compliance Department of the Bank and the execution of its mandate, including reviewing and approving its annual plan and any significant changes to the annual plan and/or methodology. The Committee shall satisfy itself that the Compliance Department has adequate resources and independence to perform its responsibilities. In addition, the Committee shall:

•    annually review and approve the mandate of the Compliance Department and the mandate of the Chief Compliance Officer;

•    confirm the appointment and dismissal of the Chief Compliance Officer of the  Bank;

•    at least annually assess the effectiveness of the Compliance function;

•    regularly review reports prepared by the Chief Compliance Officer for the Audit Committee and follow-up on any outstanding issues; and

•    provide a forum for the Chief Compliance Officer to raise any compliance issues or issues with respect to the relationship and interaction among the Compliance Department, management and/or regulators, including meeting with the Chief Compliance Officer at least four times per year and holding in camera sessions with the Chief Compliance Officer at least four times per year.

General

The Committee shall have the following additional general duties and responsibilities:

•    acting as the audit committee and conduct review committee for certain Canadian subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies, including meeting on an annual basis with the chief actuaries of the subsidiaries of the Bank that are federally-regulated insurance companies;

•    reviewing materials of relevance to the Committee with respect to certain publicly-traded entities in which the Bank has a controlling interest or substantial investment, as provided by management or as requested by the Committee.

•    performing such other functions and tasks as may be mandated by regulatory requirements applicable to audit committees and conduct review committees or delegated by the Board;

•    conducting an annual evaluation of the Committee in which the Committee (and/or its individual members) reviews the performance of the Committee for the preceding year for the purpose, among other things, of assessing whether the Committee fulfilled the purposes and responsibilities stated in this charter;

•    reviewing reports from the Risk Committee for purposes of monitoring policies and processes with respect to risk assessment and risk management and discuss the Bank's major financial risk exposures, including operational risk issues, and the steps management has taken to monitor and control such exposures;

•    reviewing and assessing the adequacy of this Charter at least annually and submitting this Charter to the Corporate Governance Committee and the Board for approval upon amendment;

•    maintaining minutes or other records of meetings and activities of the Committee; and

•    reporting to the Board on material matters arising at Audit Committee meetings following each meeting of the Committee and reporting as required to the Risk Committee on issues of relevance to it.